SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:    1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resolutions Passed at the 2017 Annual General Meeting; and

99.2	List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 14, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Resolutions Passed at the 2017 Annual General Meeting

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•	Objection made to the resolutions proposed at the 2017 annual general meeting (the “AGM”): Nil

I.	The convening and attendance of the AGM

(1)	Date and time of the AGM: 13 June 2018 (Wednesday) at 2:00 p.m.

(2)	Venue of the AGM: North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, China

(3)	Information of ordinary shareholders who attended the AGM and their shareholdings:

Shareholders of the Company who were entitled to attend the AGM held an aggregate of 10,823,813,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares). No shareholder of the Company who was entitled to attend the AGM was required to abstain from voting in favor of any of the resolutions at the AGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the AGM under the Hong Kong Listing Rules.

1. Total number of shareholders and proxies attending the AGM		61
including:	A shares shareholders	59
	H shares shareholders	2
2. Total number of shares with voting rights held by the attending shareholders (shares)		8,951,272,841
including:	Total number of shares held by A shares shareholders	5,493,786,520
	Total number of shares held by H shares shareholders	3,457,486,321
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the AGM (%)		82.6998
including:	Percentage of shares held by A shares shareholders to the total number of shares (%)	50.7565
	Percentage of shares held by H shares shareholders to the total number of shares (%)	31.9433

(4)	The AGM was convened by the Board of the Company, and Mr. Wu Haijun, Chairman of the Company, presided over the AGM. The convening and holding of and voting at the AGM complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and other senior management of the Company

1.	The Company has 11 directors, 6 of whom attended the AGM. Mr. Wu Haijun, Chairman, Mr. Gao Jinping, Vice Chairman, Mr. Guo Xiaojun, executive director and secretary to the Board, Mr. Jin Qiang, executive director, Mr. Zhang Yimin and Ms. Li Yuanqin, independent non-executive directors, attended the AGM. Mr. Zhou Meiyun, executive director, Mr. Lei Dianwu and Mr. Mo Zhenglin, non-executive directors, Mr. Liu Yunhong and Mr. Du Weifeng, independent non-executive directors, were absent from the AGM due to business engagements.

2.	The Company has 7 supervisors, 4 of whom attended the AGM. Mr. Ma Yanhui, Mr. Zuo Qiang, supervisors, and Mr. Zheng Yunrui and Mr. Choi Ting Ki, independent supervisors, attended the AGM. Ms. Li Xiaoxia, Mr. Zhai Yalin and Mr. Fan Qingyong, supervisors, were absent from the AGM due to business engagements.

3.	Mr. Jin Wenmin, proposed director, attended the AGM.

II.	Voting results of resolutions

Ordinary resolutions no. 1 to 7 were considered and voted at the AGM through a combination of on-site open ballot and on-line voting. The poll results of each of the resolutions are as follows:

(1)	Resolutions by way of non-cumulative voting

1.	Resolution: 2017 Work Report of the Board of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,204,520	99.9897	567,300	0.0103
H shares	1,831,113,875	99.8042	3,591,996	0.1958
Total number of ordinary shares:	7,324,318,395	99.9432	4,159,296	0.0568

Note:

Pursuant to Article 91 of the articles of association of the Company, abstentions or failures to cast vote were not treated as shares with voting rights when the Company calculated the results of voting. (same below)

Percentage of shares voted in favor refers to the proportion of shares voted in favor by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

Percentage of shares voted against refers to the proportion of shares voted against by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

2.	Resolution: 2017 Work Report of the Supervisory Committee of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,204,520	99.9897	567,300	0.0103
H shares	1,831,116,575	99.8044	3,589,296	0.1956
Total number of ordinary shares:	7,324,321,095	99.9433	4,156,596	0.0567

3.	Resolution: 2017 Audited Financial Statements of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,207,120	99.9897	564,700	0.0103
H shares	1,831,110,475	99.8040	3,595,396	0.1960
Total number of ordinary shares:	7,324,317,595	99.9432	4,160,096	0.0568

4.	Resolution: 2017 Profit Distribution Plan of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,335,120	99.9918	451,400	0.0082
H shares	1,836,624,371	99.9527	869,500	0.0473
Total number of ordinary shares:	7,329,959,491	99.9820	1,320,900	0.0180

5.	Resolution: 2018 Financial Budget Report of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,204,520	99.9897	567,300	0.0103
H shares	1,701,790,751	92.6148	135,703,120	7.3852
Total number of ordinary shares:	7,194,995,271	98.1412	136,270,420	1.8588

6.	Resolution: The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2018 and authorization of the Board to fix their remuneration

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,210,420	99.9932	370,900	0.0068
H shares	1,832,522,375	99.7294	4,971,496	0.2706
Total number of ordinary shares:	7,325,732,795	99.9271	5,342,396	0.0729

7.	Resolution: The election of Mr. Jin Wenmin as the non-independent director of the Ninth Session of the Board

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,493,184,120	99.9929	389,800	0.0071
H shares	1,776,493,311	96.6802	61,000,560	3.3198
Total number of ordinary shares:	7,269,677,431	99.1626	61,390,360	0.8374

(2)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
4	2017 Profit Distribution Plan of the Company	33,335,120	98.6640	451,400	1.3360
7	The election of Mr. Jin Wenmin as the non-independent director of the Ninth Session of the Board	33,184,120	98.8390	389,800	1.1610

(3)	Explanation in relation to the poll results of the resolutions

Resolutions no. 1 to 7 are ordinary resolutions and were passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed its international auditor for the year 2017, PricewaterhouseCoopers, as the scrutineer of the AGM to monitor the vote-taking procedures. The chairman of the AGM has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Explanation in relation to the payment of final dividend to holders of the Company’s H shares for the year ended 31 December 2017

(1)	Pursuant to the articles of association of the Company, the Company declares dividend to its shareholders in Renminbi. Dividend payable to the holders of A shares shall be paid in Renminbi whilst those payable to the holders of H shares shall be paid in Hong Kong dollars.

For the purpose of payment of dividend to the holders of the Company’s H shares for the year ended 31 December 2017 (the “Final Dividend”), the average of the median exchange rates of Hong Kong dollars to Renminbi as announced by the Foreign Exchange Trading Centre of the PRC one calendar week preceding Wednesday, 13 June 2018, the date on which the resolution of payment of the Final Dividend was declared and passed, was HK$100 to RMB81.65. Accordingly, the Company will distribute the Final Dividend of HK$0.367 per share (tax inclusive) to the holders of the Company’s H shares.

The Company will distribute the Final Dividend to holders of its H shares whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018. The Company will close the register of the members of the Company’s H shares from Thursday, 21 June 2018 to Tuesday, 26 June 2018 (both days inclusive) in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge all H shares share transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 20 June 2018.

For details of the withholding of both corporate and individual income tax on the Final Dividend, please refer to the Notice of 2017 Annual General Meeting published on the websites of Hong Kong Exchanges and Clearing Limited (the “Hong Kong Stock Exchange”) and the Company on 26 April 2018 or the circular to the Company’s H shares shareholders dated 26 April 2018.

(2)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (the “Paying Agent”) and will pay the Final Dividend payable to the holders of the Company’s H shares to the Paying Agent to be held, pending payment, in trust for such holders. The Final Dividend payable to the holders of the Company’s H shares whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018 will be paid by the Paying Agent around Friday, 13 July 2018 and will be dispatched by Hong Kong Registrars Limited on the same day.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant H shares investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Friday, 13 July 2018. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Distribution of the 2017 dividend to the holders of the Company’s A shares will be announced separately.

IV.	Appointment of the Director

At the AGM, Mr. Jin Wenmin was elected as a non-independent director of the Ninth Session of the Board of the Company.

For the biographical details of Mr. Jin Wenmin, please refer to the meeting material of the 2017 AGM (published on the website of the Shanghai Stock Exchange on 29 May 2018, or the announcement of the Company dated 20 March 2018 published on the website of the Hong Kong Stock Exchange and the circular to the holders of the Company’s H shares dated 26 April 2018).

The appointment of Mr. Jin Wenmin was effective on the date of the AGM.

V.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Mr. Gao Wei and Mr. Xu Qifei

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Mr. Xu Qifei of Beijing Haiwen & Partners, the Company’s legal advisor as to the PRC laws, “the procedures for the convening and holding of the AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the AGM are valid”.

VI.	Documents available for inspection

(1)	Resolutions passed at the 2017 AGM duly signed and confirmed by the directors, supervisors and the secretary to the Board who attended thereat, and stamped with the stamp of the Company;

(2)	Attested Legal Opinion duly signed by the officer of the legal advisor and stamped;

(3)	Other documents required by the Shanghai Stock Exchange.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 13 June 2018

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Chairman, President Wu Haijun Executive Director, Vice Chairman, Vice President Gao Jinping Executive Directors, Vice Presidents Jin Qiang Guo Xiaojun Jin Wenmin	Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Zhang Yimin Liu Yunhong Du Weifeng Li Yuanqin
Executive Director, Vice President, Chief Financial Officer Zhou Meiyun

There are 4 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee
Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Wu Haijun			M	C
Gao Jinping
Jin Qiang
Guo Xiaojun				M
Jin Wenmin
Zhou Meiyun		M		M
Lei Dianwu				M
Mo Zhenglin				M
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M
Li Yuanqin	C			M

Notes:

C Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 13 June 2018